

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 16, 2007

VIA U.S. MAIL AND FACSIMILE (310.943.1630)

Mr. Selwyn Joffe
Chief Executive Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

> **Re: Motorcar Parts of America, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2007**
> **And Documents Incorporated by Reference**
> **File No. 333-144887**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Form 8-K dated August 9, 2007**
> **File No. 000-23538**

Dear Mr. Joffe:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 26, 2007

Incorporation of Certain Information by Reference, page 19

1.   Please update the financial statements and other portions of the document as required by Item 3-12 of Regulation S-X and Items 301 and 302 of Regulation S-K.

Selling Stockholders, page 8

2.   We note that the second column of your selling stockholders table indicates beneficial ownership as of May 17, 2007. In light of your private placement on May 23, 2007, please update the beneficial ownership information for the selling stockholders as of a more recent date.

Exhibit 23.2

3.   Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Consolidated Statements of Cash Flows, page 5

4.   Please reconcile the amount of the change in other current liabilities of $722,000 in Amendment No. 2 to your Form 10-Q for the period ended June 30, 2006, with the amount of $527,000 presented here for the similar line item. It appears that the difference is now reflected as the change in the asset account for long-term core deposit.

5.   We note that you now reflect adjustments for the provision for customer finished goods returns accruals, provision for customer allowances earned and provision for customer payment discrepancies to reconcile net income to net cash used in operating activities. The amounts presented for 2007 appear to represent the net change in these accounts from March 31, 2007 and not just the portion that may have impacted your statement of operations. For example, we note that the amount of the adjustment presented for provision for customer allowances earned does not agree to the amount shown as total customer allowances recorded as a reduction of revenues in the table on page 13. Please show us how the amounts represent the provision or recovery reflected in your statement of operations for the period, or revise the statement of cash flows to comply with SFAS 95. Please refer to Example 1 in Appendix C of SFAS 95.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations for the Three Months Ended June 30, 2007 and 2006, page 24</u>

6.   With reference to the disclosure in the first paragraph on page 25, please tell us how your gross profit percentage was impacted by an increase "in the value of on-hand inventory associated with the increase in [your] standard costs."

<u>Form 10-K for the Fiscal Year Ended March 31, 2007</u>

<u>General</u>

7.   We note your discussions regarding purchases and sales of cores. It appears that there is a difference between a "dirty/used core" that has been returned or will be returned to you for remanufacturing and the concept of a "core component" that is included in a finished good. Please revise your discussions throughout the filing to use terms that clearly identify the nature of the core being discussed. For example, it is not clear from the discussion in the fourth paragraph under 'Multi-Year Inventory Transactions' on page 5 whether you are referring to a "dirty/used core" or the "core component" within a finished good – i.e., a remanufactured alternator or starter. Otherwise, advise us.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Critical Accounting Policies, page 18</u>

8.   We note that you continue to refer to standard costs. Please revise this section and your accounting policies in Note B to the financial statements to comply with Chapter 4, including footnote 3, of ARB 43 which requires you to include descriptive language, if true, to indicate that standard cost approximates costs determined using a GAAP approved method.

9.   Please tell us and disclose how you determine cost using an average costing method for purposes of valuing your inventory since you obtain most of your core inventory from customer exchanges. In this regard, please clarify how the determination of average cost is different from your calculation of market value using "current replacement cost based on average purchase prices for cores."

10.   Please also tell us and disclose in more detail how you determine market value. Discuss how you apply lower of cost or market and whether it is applied at each reporting date. Discuss whether you apply lower of cost or market to the individual core parts.

11.   Please revise to describe in detail the methodology you use to estimate reserves for potentially excess and obsolete inventory. Discuss the subjectivity and judgment involved in establishing these reserves and the susceptibility of these estimates to change.

Liquidity and Capital Resources, page 25

12.   Your statement in the first paragraph of the section that during the last five years you financed your operations through cash from operations does not appear to be consistent with the fact that you reported net cash used in operating activities in fiscal 2007 and 2006 in your statements of cash flows. Please revise the disclosure to clarify and eliminate any confusion. Similarly, in the second paragraph of this section, please revise the statement that you expect cash flows from operations to contribute to satisfying your future working capital needs, capital lease commitments and capital expenditure obligations over the next year or tell us why you believe this statement is appropriate given that you reported net cash used in operating activities in the prior two years.

Financial Statements, page 57

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, page 58

13.   We note that the report does not include your auditors' opinion on management's assessment of the effectiveness of internal control over financial reporting nor does it include your auditors' opinion on the effectiveness of your internal control over financial reporting. Please have your auditors revise their report to include these opinions required by Item 308(b) of Regulation S-K.

14.   We further note that the last sentence on page 58 in the opinion may be incomplete as there is no period or other punctuation mark to indicate that the sentence has ended nor does it appear that a complete thought was expressed. Please have your auditors revise the opinion to ensure its completeness.

Consolidated Balance Sheets, page F-1

15.   In Amendment No. 1 to your March 31, 2006 Form 10-K, you reflect total inventory, net and inventory unreturned as of March 31, 2006 of $57,881,000 and $8,171,000, respectively. In your March 31, 2007 Form 10-K, you reflect inventory, net of $31,282,000 and inventory unreturned of $948,000. These amounts each decreased by $26,599,000 and $7,233,000, respectively. Further, we note that you added an account for long-term core inventory of $38,222,000 and long-term core deposit of $826,000 to your balance sheet as of March 31, 2006 in the March 31, 2007 Form 10-K. Clearly describe to us the circumstances surrounding the changes made to your balance sheets. Explain how they relate, if at all, to the reclassification of inventory you disclose and

reconcile the March 31 2006 inventory amounts presented in this Form 10-K to the inventory amounts presented in your 2006 Form 10-K/A.

16.   Clearly describe to us the differences between the assets presented in the Inventory Unreturned, the Long-term Core Inventory and the Long-term Core Deposit captions of the balance sheet, as they relate to the cores used in your remanufacturing process. For example:

- Tell us whether the amounts presented in Inventory Unreturned caption represent your estimate, based on historical data, of finished goods shipped to customers which you expect to be returned within one year. Does that amount include the value of dirty/used cores you expect to be returned to you within one year? If not, tell us and disclose where you now present that item on the balance sheet.
- Tell us whether the amounts presented in the long-term core inventory caption represent "dirty/used" cores returned by your customers and currently held at your own and your customer's facilities. Explain why the dirty/used cores are held at your customer's facilities and have not been returned to you for remanufacturing.
- Tell us whether the amounts presented in the long-term core deposit caption represents the credits you provided to your largest customer as consideration for its commitment to return in the future the "core component" included in the POS finished goods held in its inventory.
- Tell us and revise Note B to disclose why the core inventory and the core deposit accounts have been classified as long-term assets. Describe the circumstances that indicate that the probable future economic benefits will not be realized in the normal operating cycle.

Consolidated Statement of Cash Flows, page F-4

17.   We note the adjustments to reconcile net income (loss) to net cash used in operating activities relating to the provisions for inventory reserves, customer finished goods returns accruals, customer allowances earned, customer payment discrepancies, and doubtful accounts. We note from Schedule II that the amounts presented are the net change in the reserves during each period rather than the gross amounts provided or the inventory written-down.

- Tell us how you concluded that your presentation complies with paragraphs 11-13 of SFAS 95 and explain why that presentation is not confusing to investors.
- Tell us how your accounting for the allowance for excess and obsolete inventory complies with SAB Topic 5-BB.

Note B – Summary of Significant Accounting Policies, page F-5

Inventory, Long-Term Core Inventory and Long-Term Core Deposit, page F-5

18.   Please explain why the amounts presented on page F-16 of your 2006 Form 10-K/A for estimated core inventory returns of $6,457,000 at March 31, 2006, is different from the March 31, 2006 Customer Core Returns Accruals balance of $8,019,000 presented on page F-13 of this filing. Provide a reconciliation of the amounts.

Revenue Recognition, page F-7

19.   We are aware of your discussions with the Commission's Office of Chief Accountant relating to your "net-of-core" accounting and revenue recognition policies. At the conclusion of these consultations, please revise the filing to apply all guidance provided.

20.   We note from Amendment No. 1 to your March 31, 2006 Form 10-K that "the Company incorrectly recorded a duplicative entry that continued to recognize a gross profit impact resulting from the accrual for certain cores authorized to be returned, but still in-transit to the Company from its customers." Please describe to us the underlying transaction that you incorrectly recorded twice. Explain how the accounting, while duplicated, was consistent with the methodology and journal entries described in paragraphs 57 and 58 of your February 1, 2005 white paper and response 23 of your letter dated June 16, 2005.

21.   We note from Amendment No. 1 to your March 31, 2006 Form 10-K that "the Company incorrectly recorded core charge revenue when the amount of revenue was not fixed and determinable." Please explain to us in more detail the nature of this error and why the revenue was not fixed and determinable.

Note E. Accounts Receivable, page F-12

22.   Please reconcile the amount of customer finished goods returns accruals of $3,522,000 as of March 31, 2006 with the amount of estimated sales returns of $977,000 included in accounts receivables as of March 31, 2006 per page F-16 of Amendment No. 1 to your March 31, 2006 Form 10-K.

23.   Please reconcile the amount of customer core returns accruals of $8,019,000 as of March 31, 2006 with the amount of estimated core inventory returns of $6,457,000 included in accounts receivables as of March 31, 2006 per page F-16 of Amendment No. 1 to your March 31, 2006 Form 10-K.

24.   Please tell us and revise your accounting policy disclosure to describe the nature and purpose of the Provision for customer payment discrepancies reserve. Describe the transactions and situations that would require you to make such a provision. Explain how

these situations would differ from those that would result in a provision for doubtful accounts. Provide us with sample journal entries to show how you increase as well as relieve the reserve.

Note F. Inventory, page F-13

25.   Please provide us with a reconciliation of each of the amounts presented for Raw materials, Work-in-process, Finished goods – POS, and finished goods as of March 31, 2006 in this note and the amounts presented in the same captions in Note E of your 2006 Form 10-K/A filed on February 13, 2007. Clearly explain the reasons for changes in the balances.

Note I. Pay-on-Scan Arrangement; Termination of Pay-on-Scan Arrangement; and Inventory Transaction with Largest Customer, page F-13

26.   We note from Amendment No. 2 to your June 30, 2006 Form 10-Q that you reflected a net due from customer under the POS arrangement of $2,005,000 as of June 30, 2006. Please tell us and disclose whether this balance was ever paid or whether and how this balance was considered in the August 2006 agreement.

27.   We note from your disclosure on page 34 of Amendment No. 1 to your September 30, 2006 Form 10-Q that "the customer purchased those products previously shipped on a POS basis for approximately $25,795,000. This transaction, after the application of [your] revenue recognition policies, increased net sales by $19,795,000 for the three and six months ended September 30, 2006." Please tell us and disclose what the difference of $6,000,000 represents.

28.   You disclose that you purchased approximately $19,980,000 of the customer's core inventory by issuing credits to the customer in that amount on August 31, 2006. Please tell us and revise to disclose whether you purchased dirty/used cores from this customer and, if so, explain why the dirty/used cores were not returned to you for remanufacturing. If not, please explain what you purchased for $19,980,000 and why you reflect $11,918,000 of core inventory unreturned on your books. Tell us and disclose the significant terms of this agreement.

29.   On page 5 you disclose that the long-term core deposit balance related to the agreement was $19,629,000 as of March 31, 2007. Please provide similar disclosure in this note. Please also tell us and disclose the reasons for the increase in the balance between August 31, 2006 and March 31, 2007.

Note O. Commitments and Contingencies, page F-17

Commitments to Provide Marketing Allowances under Long-Term Customer Contracts,
page F-18

30.   Please disclose the significant terms of the agreement you entered into in the fourth
        quarter of fiscal 2005 with "one of the largest automobile manufacturers." We note the
        disclosure in the second paragraph on page 30 of Amendment No. 2 to your June 30,
        2006 Form 10-Q.

31.   On page 5 you disclose that the long-term core deposit balance related to the $10.3
        million agreement was $1,938,000 as of March 31, 2007. In this note you refer to having
        long-term core inventory of the same amount related to this agreement. Please tell us
        whether you use the terms interchangeably in the filing. Otherwise, tell us whether you
        recorded a long-term core deposit or long-term core inventory related to the transaction
        and revise to provide consistent disclosure in the filing.

32.   On page 5 you refer to the establishing a core inventory account for "the value of the core
        inventory estimated to be on hand with the customer." On page F-18 you refer to
        "inventory in customer hands." Please clarify and reconcile. Please explain why the
        purchased cores were not returned to you for remanufacturing.

33.   Tell us whether you recorded a liability related to the credits due to the customer under
        the July 2006 agreement. If not, explain why. Tell us whether the credits are contingent
        upon the customer making future purchases. Tell us whether you took possession of the
        core inventory you agreed to acquire in the transaction. If not, please tell us the timing
        and means by which the core inventory was to be delivered to you.

Note P. Major Customers and Suppliers, page F-19

34.   You disclose your five largest customers based upon gross sales net of returns, exclusive
        of sales recorded under EITF 01-9. Please revise to disclose the total amount of U.S.
        GAAP based revenues from each customer that is 10% or more of your U.S. GAAP
        revenues, consistent with paragraph 39 of SFAS 131.

Exhibits 31.1 and 31.2. Certifications

35.   We note that you are now an accelerated filer and this Form 10-K is the first annual
        report wherein you were required to comply with Items 308(a) and (b). As such, please
        revise the certifications filed in the amended 2007 10-K to include the introductory
        language of paragraph 4 as well as paragraph 4(b) in Item 601(31) of Regulation S-K.

36.   Further, we note that you replaced the word 'report' with 'annual report' in the paragraph 3. Please revise the certifications filed with the amended 2007 10-K, accordingly.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2006

Controls and Procedures, page 14

37.   We note your statement that the chief executive officer and chief financial officer have concluded that "there remain certain deficiencies [you] consider to be material weaknesses in [your] disclosure controls and procedures as of the end of the period covered by [your] report." It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please confirm that your chief executive officer and chief financial officer concluded that as of March 31, 2006 your disclosure controls and procedures were ineffective and as applicable in future filings, please state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you could state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, if true, you could state that given the identified matters, your disclosure controls and procedures are not effective.

38.   In addition, we note that you did not include the disclosures and conclusions required by Item 307 of Regulation S-K on the effectiveness of your disclosure controls and procedures in your amendments to your Forms 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006 filed on July 13, 2007. Please amend each of the filings to include the required disclosure and the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report.

Form 8-K dated June 30, 2007

39.   We note that you provide the required reconciliations of your non-GAAP to GAAP-based measures in the form of statements of operations for the three months ended March 31, 2006 and 2007 and for the years ended March 31, 2006 and 2007. This format may be confusing to investors as it includes several non-GAAP measures, such as non-GAAP sales and marketing expense, non-GAAP interest expense and Adjusted EBITDA, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. To eliminate investor confusion, please remove these statements of income and instead

disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

40.   In addition, please comply fully with Instruction 2 to Item 2.02 of Form 8-K which requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, included on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

41.   We note that you include quotes from your officers that present your 2007 fourth quarter "pro forma" gross margins and operating loss using existing production costs in May 2007. However, we note that you have not provided the information required by Item 10(e) of Regulation S-K for these measures.

   •   Please revise the filing to provide the required information for each non-GAAP financial measure presented, including ratios.
   •   In addition, as this presentation does not appear to meet any of the conditions outlined in Rule 11-01(a) of Regulation S-X for presenting pro forma financial information, please remove that term from the name of these measures in all future filings and instead use a title that describes the measures and indicates that they are not GAAP, such as "Non-GAAP operating loss" or "Adjusted gross margins."

42.   We note the disclosure in the fourth paragraph of the Financial Condition section which indicates that you have completed the section 404 of Sarbanes-Oxley endeavor and you are now able to provide your shareholders with a greater level of confidence in your financial controls and procedures. However, we note from page 30-31 of your March 31, 2007 Form 10-K that you concluded that your disclosure controls and procedures were not effective as of period-end, that you did not maintain effective control over financial reporting as of the same date and that remediation efforts are ongoing with a goal of resolving all material weaknesses by March 31, 2008. Please revise the Form 8-K to include similar disclosure that balances the statements made by your CFO in the press release.

43.   We note that you have incorporated this Form 8-K by reference into your Form S-1 filed July 26, 2007. We also note that it appears that the nature of some of your reconciling items, for example - front loaded marketing allowances, stock adjustments, and SOX consulting fees, may be such that the charge or gain is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or

smooth items identified as non-recurring, infrequent or unusual under those conditions. Please revise the filing to comply, or tell us how your current presentation meets the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures. See also General Instruction B.2 of Form 8-K.

44.   Please tell us the nature of adjustment (1)(a) to your March 31, 2007 operating results wherein you subtracted "$2.2 million in stock adjustments previously added back related to update orders which orders should be shipped in the fourth quarter." Please explain how the transaction was reflected in the GAAP based financial statements and why you are making this adjustment. Discuss why you refer to something that should be shipped in the fourth quarter considering that the information reflects fourth quarter results.

45.   Please tell us the nature of adjustments (1)(d) and (2)(b) to your March 31, 2007 operating results wherein you added back revenues and cost of sales related to deferred core revenues. Please explain why you are making this adjustment and how it is consistent with Item 10(e) of Regulation S-K.

Form 8-K dated August 9, 2007

46.   In future filings, please comply fully with Instruction 2 to Item 2.02 of Form 8-K which requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, included on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Should you incorporate this Form 8-K by reference into a registration statement, please amend the Form 8-K to include the required information.

47.   We note that you discuss cash flow from operations after excluding a reduction of accounts payable. We also note that you discuss this measure before discussing your net cash used in operating activities for the quarter. Please revise future filings so that you do not present a non-GAAP measure with more prominence than the GAAP measure and provide the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K. Should you incorporate this Form 8-K by reference into a registration statement, please amend the Form 8-K to include the required information.

* * * * *

As appropriate, please amend your registration statement and other documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have any questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Glen D. Burlingame, Esq. via facsimile 212.328.6101